AMERICAN SPECTRUM

March 11, 2011

Ms. Cicely LaMothe
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	American Spectrum Realty, Inc. Form 10-K for Year Ended December 31, 2009 File No. 001-16785

Dear Ms. LaMothe:

I refer to our latest letter to you of February 25, 2011.

Upon further reflection and discussion with our auditors, we have concluded that it would be appropriate to restate our financial statements for the first three quarters of 2010 as follows:

•	to reflect our acquisition of assets from Evergreen as a business combination with the purchase price allocation set forth in the Herrera Report;

•	to adopt a useful life of 12 years for the management contracts, as discussed in the Herrera Report; and

•
to account for the managed properties as VIEs and to consolidate them, on a property-by-property basis, as of the earlier of (i) the date on which we obtained approval of all tenants-in-common for the assignment of the management contracts or (ii) the date on which we acquired either a tenant-in-common interest or control of a tenant-in-common interest (as manager or general partner of a tenant-in-common).

We would like to make this restatement in a footnote to the year-end financial statements included in our 2010 Form 10-K.  We believe that these restatements will resolve the accounting issues raised by you in your letters, and we look forward to your confirmation of that fact.  Your prompt confirmation will permit us include these restatements in our 2010 Form 10-K and will, in turn, permit our auditors to complete their year-end audit and permit us to timely file our 2010 Form 10-K by March 31.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, Texas 77057
PH/ 713-706-6200 FX/713-706-6201

Ms. Cicely LaMothe
March 11, 2011

Thank you for your consideration.  We look forward to your prompt response.

Sincerely yours, /s/ Anthony Eppolito Anthony Eppolito Chief Financial Officer

cc:	Yolanda Crittendon
William J. Carden
Chip Werlein
Howard F. Hart